Exhibit 99.1

Kitov Granted Notice of Allowance from U.S. Patent & Trademark Office for KIT-302

Patent Further Strengthens Company’s IP position ahead of Planned New Drug Application to be Submitted to FDA

Tel Aviv, Israel -- February 1, 2017 -- Kitov Pharmaceuticals Holdings Ltd. (NASDAQ: KTOV; TASE: KTOV), an innovative biopharmaceutical company, announced today that the U.S. Patent and Trademark Office has issued a Notice of Allowance to the Company related to claims expanding the patent coverage for its lead drug candidate, KIT-302, to include oral dosage compositions containing both amlodipine and celecoxib.

“This Notice of Allowance should result in the issuance of an additional patent, which is expected to further strengthen Kitov’s proprietary position and long-term U.S. market exclusivity for our lead compound, KIT-302, creating a higher barrier to entry for potential competitors. We plan to continue to evaluate and grow intellectual property rights of our amlodipine/celecoxib combination platform,” stated Kitov CEO, Isaac Israel.

Mr. Israel further noted, “The preparation of our New Drug Application (NDA) for KIT-302 to be submitted to the U.S. Food and Drug Administration is continuing and is expected to be completed within the first quarter of 2017, as scheduled.”

About the Additional Patent Allowance for KIT-302

In August 2016, Kitov Pharmaceuticals, Ltd., Kitov’s wholly owned subsidiary, was awarded U.S. Patent 9,408,837.  That patent covers methods of ameliorating celecoxib-induced elevation of blood pressure by providing a subject with celecoxib and amlodipine, where the amlodipine reduces blood pressure elevation caused by the celecoxib.  Kitov Pharmaceuticals, Ltd. has now obtained a Notice of Allowance on a continuation application filed from the application which yielded Patent 9,408,837.  The new patent, which is expected to issue from the continuation application in the next few months, is expected to expand the sphere of protection over Kitov’s amlodipine/celecoxib combination therapy by having claims which cover oral dosage compositions containing both amlodipine and celecoxib.  Examples of oral dosage compositions include capsules, gelcaps, caplets, tablets, and liquids.  These claims are expected to cover oral dosage compositions containing both the combination of amlodipine and celecoxib alone or together with other compounds or ingredients.

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) is an innovative biopharmaceutical drug development company. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare and research professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's flagship combination drug, KIT-302, intended to treat osteoarthritis pain and hypertension simultaneously, achieved the primary efficacy endpoint for its Phase III clinical trial. KIT-302’s New Drug Application with the U.S. Food and Drug Administration is currently being prepared for submission. Kitov's newest drug NT219, a potential immuno-oncology combination product, is being developed by Kitov's recently acquired subsidiary, TyrNovo Ltd. NT219 is a small molecule that presents a new concept in cancer therapy. In combination with various approved oncology drugs, NT219 demonstrated potent anti-tumor effects and increased survival in various cancer models, including sarcoma, melanoma, pancreatic, lung, ovarian, head & neck, prostate and colon cancers. Its mechanism of action is through the prevention of acquired resistance in tumors and by regression of resistant tumors. By lowering development risk and cost, including via fast-track regulatory approval of novel late-stage and other therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov's Safe Harbor Statement

Certain statements in this press release are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully acquire, develop or commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Registration Statements on Form F-3 filed with the U.S. Securities and Exchange Commission (the "SEC") (file numbers 333-211477, 333-207117, and 333-215037), in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov.

CONTACT:

Simcha Rock

Chief Financial Officer

+972-3-9333121 ext. #105

simcha@kitovpharma.com

Bob Yedid

Managing Director

LifeSci Advisors, LLC

+1-646-597-6989

bob@LifeSciAdvisors.com